Exhibit D.1

STATE OF CONNECTICUT
DEPARTMENT OF PUBLIC UTILITY CONTROL



APPLICATION OF THE CONNECTICUT RESOURCES RECOVERY AUTHORITY FOR APPROVAL OF CONDEMNATION OF PROPERTY OF THE CONNECTICUT LIGHT AND POWER COMPANY PURSUANT TO CONN.GEN.STAT. Section 16-43

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DOCKET NO. 99-06-





JUNE 25, 1999

APPLICATION

Pursuant to Connecticut General Statute ("CGS") Section 16-43, the Connecticut Resources Recovery Authority ("CRRA") hereby applies to the Department of Public Utility Control ("Department") for approval of CRRA's acquisition, by eminent domain, of certain real and personal property of The Connecticut Light and Power Company ("CL&P") in Hartford.

CRRA intends to acquire the land and facilities comprising the electric generating assets and associated real property, but excluding substation, transmission and distribution assets, at CL&P's South Meadow Generating Station in Hartford for the sum of ten million dollars ($10,000,000). CL&P will retain ownership of its electric substation, transmission and/or distribution facilities located on the site and also will retain permanent easements for their continued use, operation and maintenance (the "Retained Facilities"). CRRA shall have the right to relocate the Retained Facilities elsewhere on the site if practicable, at its cost upon approval by CL&P, which approval shall not be unreasonably withheld. In support of this Application, CRRA hereby states as follows:

1.	Applicant. The applicant is the Connecticut Resources Recovery
Authority, "a body politic and corporate, constituting a public instrumentality and political subdivision of the State of Connecticut established and created for the performance of an essential public and governmental function." C.G.S. Section 22a-261. CRRA's powers, authority and duties are described in the Solid Waste Management Services Act, C.G.S. Sections 22a-257 - 22a-285k. CRRA has the power to acquire property interests by eminent domain pursuant to C.G.S. Sections 22a-266(a)(7) and 22a-276. CRRA has offices at 179 Allyn Street, Hartford, Connecticut 06103.

2.	Property Owner.  The property owner is CL&P, a specially chartered
Connecticut corporation with offices at 107 Selden Street, Berlin, Connecticut 06037. CL&P is a public service company as defined in C.G.S.
Section 16-1(a)(4) and therefore CRRA's condemnation of its property is subject to the provisions of C.G.S. Section 16-43.

3.	Statement of Purpose and Need.  CRRA seeks to acquire title to the electric generating assets and associated real property, but excluding substation, transmission and distribution assets of CL&P at South Meadow for the purpose of securing its investment and long-term interest in the site which is in furtherance of the public interest.

CRRA recognizes that CL&P is required by C.G.S. Section 16-244e (Section 6 of Public Act 98-28) to divest its non-nuclear electric generating assets by January 1, 2000 in accordance with the divestiture plan approved by the Department in Docket No. 98-10-08. The electric generating assets and associated real property assets at South Meadow are among the assets that will be sold by CL&P pursuant to this statute and, unless this application is approved, will likely be acquired by a third party with whom CRRA has no contractual relationship.

CRRA has invested approximately $300 million in its Mid-Connecticut resource recovery project on the South Meadow site (the "Mid-Connecticut Project")and seeks to secure that interest by taking title to the generating assets. CRRA provides steam to the electric generating facilities on the site from which it derives revenues to meet CRRA's obligations. Its investment and interest in the site are potentially at risk in the transfer of CL&P's assets to a third party. The acquisition of the site, subject to the retention of certain electric facilities and easements in favor of CL&P, is in the public interest in that it will enable CRRA to continue to provide for environmentally sound refuse disposal for over 60 Connecticut municipalities and use such refuse to produce steam and electricity in accordance with the Solid Waste Management Services Act. CRRA seeks approval of this Application no later than August 15, 1999. CRRA shall file the necessary documentation in Connecticut Superior Court so that title to the property shall vest in it five (5) business days after receipt of the Department's approval of this Application and (i) the expiration of the applicable appeal period or (ii) resolution of any appeal; but in any event CRRA shall file such documentation prior to October 1, 1999. In the event title has not vested in CRRA on or before October 1, 1999, CL&P at its sole option may transfer the property to a third party by auction or private sale, subject to the Department's approval. In the event CRRA has taken title by October 1, 1999 and a final, non-appealable judgment on appeal voids the Department's approval of this Application, CRRA shall reconvey the property to CL&P and the transaction shall be reversed. CL&P and CRRA may, by mutual agreement, set an alternative date for transfer of title.

4.	Definitive Agreement.  Prior to the transfer of title, parties will execute a definitive agreement on the specific terms of the transfer.

5.	Location of the Property.  The Property is located in Hartford east of
Reserve Road, north of Maxim Road and west of the Connecticut River and land of the City of Hartford and is shown as Lot 2 on the map attached as Exhibit
A (the "Property").

6.	Description of the Physical Characteristics of the Property.  The
Property contains approximately 79.9 acres and is substantially improved with various buildings, structures, electric generation, substation, transmission and distribution facilities, other utilities and appurtenances as shown on Exhibit A.

7.	Public Service Company Property Interests.  CL&P currently owns all of the real and personal property that is part of the Property with the exception of the CRRA buildings and equipment associated with its Mid-Connecticut Project (which include the project waste processing facility, power block facility, coal and ash handling equipment). Subsequent to the proposed condemnation, CRRA will own all of the real and personal property that is Lot 2 as shown on Exhibit A with the exception of the following to be retained by CL&P:

All electric substation, transmission, and distribution and associated facilities necessary or useful to CL&P in the conduct of its business, located on the Property within the areas designated as "Easement to be Reserved" on Exhibit A.

CL&P will also retain non-exclusive permanent easement rights over such areas (shown in preliminary form as the shaded areas on Exhibit A) to provide for its continued use, operation and maintenance of such facilities. CL&P will accept fee ownership in lieu of easements of said easement areas if CRRA obtains required land use regulatory approvals and if CRRA assumes past environmental liabilities for said easement areas, as provided in Section 9.

8.	Need for Relocation of Public Service Company Facilities.  The proposed condemnation will not require the relocation or removal of any of the electrical facilities to be retained by CL&P.

9.	Consideration.  CRRA will pay to CL&P the sum of $10,000,000 for the
Property. As part consideration for the transaction, CRRA will also accept liability for, hold CL&P harmless against, and indemnify CL&P against any environmental liabilities with respect to the Property (inclusive of the easement areas), except that CL&P shall pay to CRRA one-half of the expense of any remediation work necessary to comply with federal or Connecticut law or regulation included but not limited to Connecticut Remediation Standard Regulations, up to a total CL&P contribution of $2,000,000. CL&P will retain all environmental liability as to Lot 1. CL&P shall also retain environmental liability for its future activities in said easement areas, and will indemnify and hold CRRA harmless with respect to liability to third parties for necessary off-site work to remediate environmental damage resulting from CL&P's prior activities on Lot 2.

CRRA shall reimburse CL&P for the cost of certain maintenance performed on the generating assets in 1999 prior to the date of this petition, including work to re-tube the Unit 6 condensor at an approximate cost of $310,000.

10.	Public Service Company Information.  CRRA has consulted with CL&P regarding the proposed condemnation, and has determined the following information:

(a)	CL&P has confirmed that the representations made by CRRA herein as they relate to CL&P and/or its property interests are accurate.

(b)	The Property is currently used by CL&P in furtherance of its rendition of public utility service, and is held by it in Account 101. Other than the substation, transmission and distribution facilities, the Property is a generating facility that must be divested by CL&P as of January 1, 2000 to comply with the requirements of Public Act No. 98-28.

(c)	CL&P indicates that it will not need to acquire additional real property rights to relocate facilities, but that it is essential that it retain permanent easement rights over the portions of the Property shown as "Easement to be Reserved" on Exhibit A.

(d)	CL&P indicates that its retention of the substation, transmission, distribution and associated facilities and equipment within the designated easement areas will enable it to continue to provide electric service, consistent with its role as an electric distribution company as defined in C.G.S. Section 16-1(a)(29).

(e)	CL&P will provide the Department with a statement of its position relative to the proposed condemnation in a separate filing.

(f)	CRRA believes that the price being paid by CRRA, as aforesaid, is the approximate fair market value of the Property.

11.	Compliance with C.G.S. Section 16-50b et seq.  The Property is not unimproved land and therefore the requirements of C.G.S. Section 16-50b et seq. do not apply.

12.	Notices.  All notices and correspondence to the Applicant with respect to this matters should be directed to:

Mr.  Robert E. Wright
President
Connecticut Resources Recovery Authority
179 Allyn Street
Hartford, Connecticut 06103
Telephone - (860) 549-6390
Fax       - (860) 522-2390




with a copy to:

Lawrence J. Golden, Esq.
Elliott B. Pollack, Esq.
Pullman & Comley, LLC
90 State House Square
Hartford, Connecticut 06103
Telephone: (860) 424-4300
Fax: (860) 424-4370


Notices and correspondence to CL&P should be directed to:

Mr. Gary D. Simon
Senior Vice President - Strategy and Development
Northeast Utilities Service Company
P.O. Box 270
Hartford, Connecticut 06141-0270
Telephone - (860) 665-3061

with a copy to:

Daniel P. Venora, Esq.
Senior Counsel
Northeast Utilities Service Company
P.O. Box 270
Hartford, Connecticut 06141-0270
Telephone - (860) 665-3395
Fax       - (860) 665-5504




WHEREFORE, CRRA hereby requests approval of this Application.


Connecticut Resource Recovery Authority



By: ____________________________________
Robert E. Wright
Its President